August 3, 2016

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stericycle, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015 filed March 15, 2016 and Form 8-K filed on February 4, 2016

Dear Mr. O’Brien:

We are providing this supplemental correspondence in order to update the response included in our letter dated July 29, 2016 to comment number 5 in your letter of June 13, 2016. For the convenience of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), I have repeated the Staff’s comment before our updated response.

Form 10-K for the period ended December 31, 2015

Note 19 – Legal Proceedings, page 78

5.	We note your disclosure related to your Junk Fax lawsuit matter whereby on May 20, 2015 you entered into a settlement agreement for $45 million to resolve all claims made against you related to this matter. We further note your disclosure that management could not determine a potential range of loss for this matter through the first quarter of fiscal year 2015. Please tell us the time table surrounding your settlement discussions, including how and when these discussions began. Specifically address why you were unable to estimate the amount or range of reasonably possible loss for purposes of disclosure in your first quarter of fiscal year 2015 Form 10-Q considering you entered into a settlement agreement on May 20, 2015, shortly after filing your Form 10-Q.

Response:

Upon further consideration of the timeline and relevant facts and circumstances and the recognition and disclosure requirements of ASC 450 and ASC 855, the Company and the Audit Committee of the Company’s Board of Directors are now of the view that it was probable a loss had been incurred as of March 31, 2015 and that the amount was reasonably estimable (with the $45 million settlement fund amount agreed upon during mediation on April 30, 2015 being the Company’s best estimate of the probable loss as of that date) with respect to the “Junk Fax” lawsuit matter, captioned Sawyer v. Stericycle, Inc., et al., a class action complaint filed in the Circuit Court of Cook County, Illinois (the successor lawsuit to the class action complaint filed in the U.S. District Court for the Northern District of Illinois) (the “TCPA Action”). As a result, the

Company and the Audit Committee are now of the view that $45 million arising out of the settlement of the TCPA Action should have been recorded in the first quarter of 2015, and not the second quarter of 2015.

In addition, the Staff’s comment has prompted the Company to re-evaluate whether it timely recorded the liability associated with a qui tam matter, the settlement of which was reported on a Form 8-K filed on October 14, 2015. As disclosed, the Company entered into a settlement agreement on October 8, 2015 to resolve all claims made against it in the qui tam action filed in the U.S. District Court for the Northern District of Illinois, captioned United States of America ex rel. Jennifer D. Perez v. Stericycle, Inc. (the “Qui Tam Action”). Upon further consideration of the timeline and relevant facts and circumstances and the recognition and disclosure requirements of ASC 450 and ASC 855 with respect to the Qui Tam Action, the Company and the Audit Committee of the Company’s Board of Directors are now of the view that it was probable a loss had been incurred as of March 31, 2015 and that the amount was reasonably estimable (with the $28.5 million settlement amount agreed upon during mediation on April 8, 2015 being the Company’s best estimate of the probable loss as of that date). As a result, the Company and the Audit Committee are now of the view that $28.5 million arising out of the settlement of the Qui Tam Action should have been recorded in the first quarter of 2015, and not the third quarter of 2015.

The Company also evaluated whether any accrual related to the TCPA Action or Qui Tam Action should have been recorded during any period of fiscal year 2014 or prior, and concluded that, with respect to each matter, the accrual should have been properly recorded in the first quarter of 2015 and not in any prior period.

As disclosed in the Company’s Current Report on Form 8-K filed on July 28, 2016, the Company will restate portions of its interim condensed consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its Quarterly Report for the first quarter of 2016 to reflect the modified timing of the recognition of these losses. In addition, financial information regarding the second and third quarters of 2015 to be included in the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of 2016 will reflect such restatement. The restatement had no effect on the Company’s annual results for the fiscal year ended December 31, 2015.

The following sections of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 will be amended and restated:

1)	Item 8 of Part II, Financial Statements and Supplementary Data;

2)	Item 9A of Part II, Controls and Procedures; and

3)	Item 15 of Part IV, Exhibits and Financial Statement Schedules.

Specifically, the following sections within Item 8 of Part II will be restated or added:

1)	Management’s Report on Internal Control Over Financial Reporting;

2)	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting;

3)	Note 19. Legal Proceedings; and

4)	Note 20. Selected Quarterly Financial Data (Unaudited).

The following sections of the Company’s Quarterly Report on Form 10-Q for the first quarter of 2016 will be amended and restated:

1)	Item 1 of Part I, Financial Statements;

2)	Item 2 of Part I, Management’s Discussion and Analysis of Financial Condition and Results of Operations;

3)	Item 4 of Part I, Controls and Procedures; and

4)	Item 6 of Part II, Exhibits.

Specifically, the following sections within Item 1 of Part I will be restated or added:

1)	Condensed Consolidated Statements of Income;

2)	Condensed Consolidated Statements of Comprehensive Income;

3)	Condensed Consolidated Statements of Cash Flows;

4)	Note A1. Restatement;

5)	Note 5. Income Taxes;

6)	Note 8. Earnings Per Common Share; and

7)	Note 12. Geographic Information.

In addition, the Company will also include the signature pages, the certifications of our Chief Executive Officer and Chief Financial Officer in Exhibits 31.1, 31.2, and 32, and financial statements formatted in Extensible Business Reporting Language (XBRL) in Exhibits 101 in each of the amended reports, and also include the consent of the independent registered public accounting firm in Exhibit 23 in the amended Form 10-K.

The Company’s controls related to the accounting for loss contingencies were inadequate to ensure that loss reserves were recorded timely in the appropriate period. The Company intends to revise the COSO Component – Risk Assessment material weakness described in Management’s Report on Internal Control Over Financial Reporting in its Form 10-K/A filing to also encompass the accounting for loss contingencies.

Discussion of Litigation Matters

In response to the Staff’s comment and based on discussions with the Staff, the background of the TCPA Action and Qui Tam Action, including a time table surrounding settlement discussions, and a discussion regarding why the Company believed, at the time the first quarter 2015 Form 10-Q was filed (and, with respect to the Qui Tam Action, also at the time the second quarter 2015 Form 10-Q was filed), that it was unable to estimate the amount or range of reasonably possible loss in connection with these matters for purposes of disclosure in the applicable Form 10-Q, are each set forth below.

The TCPA Action and Settlement

Originally filed in March 2014, plaintiffs in the TCPA Action alleged that from 2010 to 2014, the Company violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005 (collectively, the “TCPA”), by sending facsimile advertisements to plaintiffs and putative class members that either were unsolicited and/or did not contain a valid opt-out notice. The complaint sought certification of the lawsuit as a class action and the award to class members of the greater of actual damages or the sum of $500 for each violation and injunctive and other relief. Under the TCPA, the statutory remedy of $500 per violation may be trebled (i.e., $1,500 per violation) if the court finds the violations to be willful or knowing. On May 22, 2014, the Company filed its answer to the complaint, generally denying the allegations therein. Discovery in the case then proceeded.

In its Form 10-Q for the quarter ended March 31, 2014, which was filed on May 8, 2014, and in subsequent periodic reports up to and including for the first quarter of 2015, the Company disclosed the TCPA Action complaint but did not record an accrual with respect to the matter or disclose an estimate of the reasonably possible losses because the Company believed that there was significant uncertainty as to its liability, as well as to the amount of damages. A development related to, but outside of, this litigation introduced additional uncertainty with respect to the number of faxes that may have been actionable. On October 30, 2014, the Federal Communications Commission (the “FCC”) issued a ruling (the “FCC Ruling”) granting the Company and a number of other companies a retroactive waiver in respect of the opt-out notice requirements of the TCPA for any faxes sent with the prior permission of the recipient that did not include adequate opt-out language. The FCC Ruling would have provided a complete defense in the TCPA Action in respect of faxes sent to customers without adequate opt-out language. The FCC Ruling was appealed to the U.S. Court of Appeals for the D.C. Circuit and was still pending on appeal when the TCPA Action was ultimately settled. As nearly 70% of the faxes at issue in the TCPA Action were subject to the FCC Ruling, the fact of the FCC Ruling and the uncertainty of appeal provided an additional reason why the Company believed it was not able to estimate the amount or range of reasonably possible loss in connection with the lawsuit.

On January 9, 2015, plaintiff sent a demand letter to the Company for payments of approximately $99 million in damages and $33 million in attorneys’ fees. The demand letter indicated plaintiff’s belief that the Company’s liability for damages was at least $122.9 million and could be subject to treble damages bringing the Company’s total liability to at least $368.7 million. The Company did not respond to the demand letter.

In March of 2015, the parties mutually agreed to hold a mediation as a potential means of resolving the lawsuit. On April 15, 2015, plaintiff delivered a mediation statement to the Company, which repeated the position stated in the January 9 demand letter. The Company responded to the mediation statement on April 22, 2015. The Company’s response did not offer any settlement figure to plaintiff, but asserted that plaintiff’s request for $500 for each violation should be significantly discounted, consistent with other precedent cases, and that plaintiff’s request for $33 million in attorneys’ fees was unreasonable. Given the wide divergence in the parties’ respective positions, the Company viewed the mediation with scant optimism that a resolution would be achieved.

Following the Company’s response to the mediation statement, a mediation took place on April 30, 2015. At the end of the mediation, the parties agreed upon preliminary and nonbinding settlement terms including a settlement fund amount of $45 million, although negotiations on other various terms continued until a settlement agreement was executed on May 20, 2015. While there were terms in the draft agreement that the Company was negotiating, the settlement amount was not disputed or changed throughout the settlement negotiation process between the two parties. The Company disclosed the material terms of the settlement agreement on a Form 8-K filed with the Commission on May 21, 2015. Under the settlement agreement, the Company agreed to make available a settlement fund of $45.0 million, of which $15.0 million would be used to pay plaintiffs’ attorneys’ fees and $30.0 million would be used to pay class members who submitted valid claim forms, to pay an incentive award to each of the two class representatives, and to pay other expenses of plaintiffs’ attorneys and the costs of a third-party settlement administrator.

At the time the Company filed its first quarter 2015 Form 10-Q on May 7, 2015, due to the continued uncertainty regarding the ultimate settlement agreement and as negotiations were still ongoing, the Company did not believe that the preliminary and nonbinding terms of settlement were an appropriate reference point for disclosure regarding the Company’s possible loss or range of loss in this matter. More significantly, the settlement remained subject to both preliminary and final approval by the court and to an intervening notice and objection period. The Company had substantial concerns about court approval of the settlement, particularly in light of the $15 million proposed attorneys’ fee award. As of the date of filing of the Form 10-Q, the ultimate effectuation of the settlement terms was by no means a certainty. However, the Company’s position assumed that the amount of loss needed to be measured with certainty when the guidance in ASC 450 requires instead a reasonable amount of estimation.

Upon further consideration of the facts and circumstances and the recognition and disclosure requirements of ASC 450 and ASC 855, as stated above the Company and its Audit Committee are now of the view that a probable loss had been incurred as of the date of the first quarter 2015 Form 10-Q filing and that the amount was reasonably estimable such that the $45.0 million that was recorded in the quarter ended June 30, 2015 should have been recorded in the quarter ended March 31, 2015.

The Qui Tam Action and Settlement

In April 2008, the Qui Tam Action was filed under seal in the U.S. District Court for the Northern District of Illinois by a former employee (the “Relator”) of the Company on behalf of the federal government. The Qui Tam Action was amended in 2010 to add 14 states and the District of Columbia as parties in addition to the federal government (collectively, the “Government Entities”). The Qui Tam Action was further amended on July 23, 2013 to allege certain claims on behalf of the Government Entities and to drop any claims on behalf of the State of New Hampshire. Brought under the federal False Claims Act and comparable state statutes (“False Claims Acts”), the Qui Tam Action alleged that, from January 1, 2003 to June 30, 2014, we improperly increased our service price to certain government customers without their consent or contractual authorization. The State of New York pursued its own investigation under the New York False Claims Act resulting in our settlement announced by the Attorney General’s office on January 8, 2013. The Company first learned of the Qui Tam Action in connection with its settlement with the State of New York in January 2013.

The Company first disclosed information regarding the Qui Tam Action in a Current Report on Form 8-K filed on March 18, 2013 and subsequently included information regarding the matter in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed thereafter. Prior to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, however, the Company did not record an accrual with respect to the matter or disclose an estimate of the reasonably possible losses. Due to the number of Government Entities involved and the possibility under the False Claim Acts for statutory penalties in addition to damages in the event of any liability, the Company believed there was significant uncertainty as to when and on what terms the matter would ultimately be resolved.

Following the amendment of the complaint in July 2013, discovery and document production ensued with no significant developments in the matter until April 2015. On April 8, 2015, the Company held a mediation with the Relator at which the various Government Entities were represented by a single counsel but were not present. At the end of the mediation, nonbinding terms of agreement reflecting the ultimate settlement amount of $28.5 million reported on October 14, 2015 were agreed upon subject to the review and approval by all parties, including each of the Government Entities, of the terms to be reflected in a binding settlement agreement.

Following the mediation, extensive negotiations took place among the parties regarding the terms of the settlement agreement. There were a number of significant issues on which the parties disagreed and at several status conferences following the mediation the parties informed the court that no final agreement had been reached and that they needed additional time to negotiate. While there were various terms in the draft agreement that the Company was negotiating, the settlement amount was not disputed or changed during the negotiation process. The issues narrowed in late September and on October 8, 2015, the parties informed the court that they had finalized terms and signed a settlement agreement. The Company disclosed the settlement agreement in a Current Report on Form 8-K filed on October 14, 2015.

As was the case with the TCPA Action, at the time the Company filed its first quarter 2015 Form 10-Q and its second quarter 2015 Form 10-Q, because negotiations were still ongoing and the settlement remained subject to approval by each of the Government Entities, the Company did not believe that the preliminary and nonbinding terms of settlement were an appropriate reference point for disclosure regarding the Company’s possible loss or range of loss in this matter. As of the date of filing of the Form 10-Q for both the first and second quarter of 2015, the Company believed that there was significant uncertainty as to the ultimate effectuation of the settlement terms for the Qui Tam Action. However, the Company’s position assumed that the amount of loss needed to be measured with certainty when the guidance in ASC 450 requires instead a reasonable amount of estimation.

Upon further consideration of the facts and circumstances, as stated above the Company and the Audit Committee are now of the view that a probable loss had been incurred as of the date of the first quarter 2015 Form 10-Q filing and that the amount was reasonably estimable such that the $28.5 million should have been recorded in the first quarter of 2015, and not the third quarter of 2015.

As requested, I wish to acknowledge on Stericycle’s behalf that:

•	Stericycle is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Stericycle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we can provide to assist the Staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer